Exhibit 3.1.4

Amendment to Bylaws of

DataSight Corporation

Article II, Section 2.2 of the Bylaws of DataSight Corporation are hereby amended to delete Section 2.2 in its entirety and replace it with the following Section 2.2:

“Section 2.2.  Number of Directors.  The number of directors which shall constitute the whole Board shall be not fewer than one nor more than seven.  Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.”

This Amendment was approved by the Board of Directors of the Company effective November 19, 2018.

By:            /s/ Allison Tomek

Allison Tomek, Secretary